EXHIBIT (A)(5)(C)

Investor Contact:	Lawrence E. White
Senior Vice President/Finance
and Chief Financial Officer
(615) 443-9869

Media Contact:	Julie K. Davis
Director Corporate Communications
(615) 443-9266
CBRL GROUP ANNOUNCES COMMENCEMENT OF TENDER OFFER
Repurchase Plan Could Return Almost $800 Million to Shareholders
Lebanon, Tennessee (March 31, 2006) — CBRL Group, Inc. (the “Company”) (Nasdaq: CBRL) said today that it has commenced its previously announced modified “Dutch Auction” tender offer to purchase up to 16,750,000 shares of its outstanding common stock, subject to certain allowances for additional purchase. The price range for shares will be $42.00 to $46.00. The number of shares proposed to be purchased in the tender offer represents approximately 35% of the Company’s currently outstanding shares. The Company previously announced on March 17, 2006 its intention to commence the tender offer. The tender offer will remain open until 12:00 midnight, New York City time, on April 27, 2006, unless extended by the Company. Tenders of shares must be made on or prior to the expiration of the offer and may be withdrawn at any time on or prior to the expiration of the offer.
In the tender offer, shareholders will have the opportunity to tender some or all of their shares at a price within the $42.00 to $46.00 price range. Based on the number of shares tendered and the prices specified by the tendering shareholders, CBRL will determine the lowest per share price within the range that will enable it to buy 16,750,000 shares, subject to certain allowances for additional purchase, or such lesser number of shares as are properly tendered. If shareholders holding in the aggregate more than 16,750,000 shares properly tender their shares at or below the determined price per share, CBRL will purchase shares tendered by such shareholders, at the determined price per share, on a pro rata basis, as specified in the offer to purchase relating to the tender offer that will be distributed to shareholders. Shareholders whose shares are purchased in the tender offer will be paid the determined price per share, net in cash, without interest, promptly following the expiration of the tender offer period, as it may be extended. CBRL will return all shares not purchased to the shareholders tendering such shares free of charge after the expiration of the tender offer, as it may be extended. The tender offer will not be contingent upon any minimum number of shares being tendered. The tender offer will be subject to a number of other terms and conditions, including the financing condition described below, as will be specified in the offer to purchase.
“The tender offer we are commencing today and previously announced on March 17, 2006 is consistent with the Company’s commitment to enhancing shareholder value and reflects our confidence in the long-term future of CBRL,” said Michael A. Woodhouse, Chairman, President and CEO of CBRL Group, Inc. “The tender offer represents an opportunity for the Company to deliver value to shareholders who elect to tender their shares, while at the same time increasing the proportional ownership of non-tendering shareholders in CBRL. We believe the Company possesses the financial strength to successfully complete the tender offer and the related borrowings without jeopardizing our future operational plans.”
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CBRL Announces Commencement of Tender Offer

March 31, 2006
“With the assistance of management and outside advisors, our Board has undertaken a review of the Company’s strategic plan, its use of cash flows from operations for, among other things, capital expenditures, debt repayment, dividends and share repurchases, and a variety of alternatives for using the Company’s available financial resources. Based upon its review, the Board determined that increasing the Company’s financial leverage to fund the tender offer is a prudent use at this time of our financial resources and an effective means of providing value to our shareholders,” Woodhouse continued.
The Company expects to pay for the shares purchased in the tender offer through fully committed senior financing of up to $1.25 billion by Wachovia Securities (the “Financing”). The tender offer is subject to certain terms and conditions, including successful completion of the Financing, that are described in the offer to purchase that was filed with the Securities and Exchange Commission (“SEC”) today and which will be distributed to shareholders promptly.
The information agent for the tender offer is D. F. King & Co., Inc. The depositary for the offer is Computershare Trust Company of New York. The dealer manager for the tender offer is Wachovia Securities. The offer to purchase, letter of transmittal and related documents will be distributed to shareholders promptly. Shareholders with questions or who would like additional copies of the offer documents may call the information agent toll-free at (800) 848-2998. Banks and brokers may call collect at (212) 269-5550.
None of the Company, its Board of Directors, the information agent, the depositary or the dealer manager makes any recommendations to shareholders as to whether to tender or refrain from tendering their shares into the offer. Shareholders must decide how many shares they will tender, if any. This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of CBRL Group, Inc. common stock. The offer is being made only pursuant to the offer to purchase, letter of transmittal and related materials that the Company filed with the SEC today and will distribute to its stockholders promptly. Shareholders and investors should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the offer. Shareholders may obtain free copies (when available) of the offer to purchase and other documents that will be filed by CBRL with the Securities and Exchange Commission (the “SEC”) at the SEC’s web site at www.sec.gov or from the information agent, D. F. King & Co., Inc, at the number set forth above. Shareholders are urged to read these materials carefully prior to making any decision with respect to the tender offer.
Headquartered in Lebanon, Tennessee, CBRL Group, Inc. presently operates 537 Cracker Barrel Old Country Store restaurants and gift shops located in 41 states and 134 company-operated and 25 franchised Logan’s Roadhouse restaurants in 20 states.
Except for specific historical information, many of the matters discussed in this press release may express or imply projections of revenues or expenditures, statements of plans and objectives or future operations or statements of future economic performance. These, and similar statements are forward-looking statements concerning matters that involve risks, uncertainties and other factors which may cause the actual performance of CBRL Group, Inc. and its subsidiaries and the plans it has proposed to differ materially from those expressed or implied by this discussion. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “goal,” “intends,” “opportunity,” “trends,” “assumptions,” “target,” “guidance,” forecast,” “outlook,” “plans,” “goals,” “objectives,” “expectations,” “near-term,” “long-term,” “projection,” “may,” “will,” “would,” “could,” or “potential” (or the negative or other derivatives of each of these terms) or similar terminology. Factors which could materially affect actual results include, but are not limited to: the ability of the Company to execute capital structure or other initiatives intended to enhance long-term shareholder value including the initiatives disclosed
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CBRL Announces Commencement of Tender Offer

March 31, 2006
in this press release; the ability of the Company to complete the financing necessary to consummate the Dutch Auction tender offer; the ability of the Company to execute a successful divestiture of its Logan’s Roadhouse, Inc. subsidiary; the effects of incurring substantial indebtedness and associated restrictions on the Company’s financial and operating flexibility and ability to execute or pursue its operating plans and objectives; changes in interest rates or capital market conditions affecting the Company’s financing costs or ability to obtain financing or execute initiatives; the ability of the Company to identify, acquire and sell successful new lines of retail merchandise and new menu items at our restaurants; the ability of the Company to sustain or the effects of plans intended to improve operational execution and performance; the effects of plans intended to promote or protect the Company’s brands and products; the effects of uncertain consumer confidence, higher costs for energy, consumer debt payments, or general or regional economic weakness, or weather on sales and customer travel, discretionary income or personal expenditure activity of our customer; consumer behavior based on negative publicity or concerns over nutritional or safety aspects of the Company’s products or restaurant food in general as well as the possible effects of such events on the price or availability of ingredients used in our restaurants; the effects of business trends on the outlook for individual restaurant locations and the effect on the carrying value of those locations; the ability of the Company to retain key personnel during and after the restructuring process; the ability of and cost to the Company to recruit, train, and retain qualified hourly and management employees; the effects of increased competition at Company locations on sales and on labor recruiting, cost, and retention; the availability and cost of suitable sites for restaurant development and our ability to identify those sites; changes in building materials and construction costs; the actual results of pending, future or threatened litigation or governmental investigations and the costs and effects of negative publicity associated with these activities; changes in or implementation of additional governmental or regulatory rules, regulations and interpretations affecting tax, wage and hour matters, health and safety, pensions, insurance or other undeterminable areas; practical or psychological effects of natural disasters or terrorist acts or war and military or government responses; disruptions to the company’s restaurant or retail supply chain; changes in capital market conditions that could affect valuations of restaurant companies in general or the Company’s goodwill in particular; changes in foreign exchange rates affecting the Company’s future retail inventory purchases; implementation of new or changes in interpretation of existing accounting principles generally accepted in the United States of America (“GAAP”); effectiveness of internal controls over financial reporting and disclosure; and other factors described from time to time in the Company’s filings with the Securities and Exchange Commission, press releases, and other communications.
Wachovia Securities is the trade name for the corporate, investment banking, capital markets and securities research businesses of Wachovia Corporation and its subsidiaries, including Wachovia Capital Markets, LLC (WCM) and Wachovia Securities International Limited. Wachovia Securities is also the trade name for the retail brokerage businesses of WCM’s affiliates, Wachovia Securities, LLC, Wachovia Securities Financial Networks, LLC, Wexford Clearing, LLC, and First Clearing, LLC.
Wachovia Capital Markets, LLC, is a U.S. broker-dealer registered with the U.S. Securities and Exchange Commission and a member of the New York Stock Exchange, the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corp. Wachovia Securities International Limited is a U.K. incorporated investment firm authorized and regulated by the Financial Services Authority.
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